                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                    to
                               ------------------    ----------------------

                          Commission file number 1-8207

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     The Maintenance Warehouse FutureBuilder

--------------------------------------------------------------------------------
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Home Depot, Inc.
                            2455 Paces Ferry Road, NW
                                Atlanta, GA 30339
--------------------------------------------------------------------------------

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    The Maintenance Warehouse FutureBuilder



Date:  June 26, 2003



                                    /s/   Ileana L. Connally
                                    --------------------------------------------
                                    By:   Ileana L. Connally
                                          Member of The Maintenance Warehouse
                                          FutureBuilder Administrative Committee

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER



                                TABLE OF CONTENTS




                                                                                            PAGE

Independent Auditors' Report                                                                 1

Statements of Net Assets Available for Benefits                                              2

Statements of Changes in Net Assets Available for Benefits                                   3

Notes to Financial Statements                                                                4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002          11

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
The Maintenance Warehouse FutureBuilder:


We have audited the accompanying statements of net assets available for benefits of The Maintenance Warehouse FutureBuilder (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Maintenance Warehouse FutureBuilder as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Atlanta, Georgia
April 4, 2003

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001


                                                                2002                2001
                                                           ---------------    ---------------

Assets:
     Investments (note 5)                                  $    10,744,372         12,301,655
     Contributions receivable from employer                        559,213            671,697
                                                           ---------------    ---------------
                 Net assets available for benefits         $    11,303,585         12,973,352
                                                           ===============    ===============


See accompanying notes to financial statements.

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001



                                                                          2002               2001
                                                                     --------------     --------------

Additions (reductions) to net assets attributed to:
     Investment income (loss):
        Net depreciation in fair value of investments (note 5)       $   (4,497,541)        (1,110,730)
        Interest and dividend income                                         80,043             66,627
                                                                     --------------     --------------
                 Total investment loss                                   (4,417,498)        (1,044,103)
                                                                     --------------     --------------
     Contributions:
        Participants                                                      1,593,398          1,516,276
        Employer                                                          2,187,869          2,133,614
                                                                     --------------     --------------
                                                                          3,781,267          3,649,890
                                                                     --------------     --------------
                 Total (reductions) additions                              (636,231)         2,605,787
                                                                     --------------     --------------
Deductions from net assets attributed to:
     Benefits paid to participants                                          971,106            503,186
     Administrative expenses                                                 62,430             61,400
                                                                     --------------     --------------
                 Total deductions                                         1,033,536            564,586
                                                                     --------------     --------------
                 Net (decrease) increase                                 (1,669,767)         2,041,201

Net assets available for benefits:
     Beginning of year                                                   12,973,352         10,932,151
                                                                     --------------     --------------
     End of year                                                     $   11,303,585         12,973,352
                                                                     ==============     ==============



See accompanying notes to financial statements.

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)    DESCRIPTION OF THE PLAN

       The following description of The Maintenance Warehouse FutureBuilder (the
       Plan) is provided for general information only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering substantially all employees of Maintenance Warehouse/America Corp. (the Company). Employees are eligible to become participants on the first quarterly entry date (January, 1, April 1, July 1, October 1) following the completion of 12 months of service and 1,000 hours. The Plan excludes leased employees, nonresident aliens, and employees covered by a collective bargaining agreement. In December 1999, the Plan was amended and combined in a master trust with The Home Depot FutureBuilder. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee made up of employees of The Home Depot U.S.A., Inc.

       (b)    CONTRIBUTIONS

              Participants may elect to contribute up to 50% of their pretax compensation to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 2% of eligible compensation contributed by a participant and 100% of the next 3% to 5% of eligible compensation contributed by a participant. Additional amounts may be contributed at the option of the Company's board of directors. The matching Company contribution is initially invested in The Home Depot, Inc. (the Parent Company) common stock and may be diversified at the discretion of the participants.

              Effective January 1, 2000, eligible employees receive a supplemental annual matching contribution of 4.5% of compensation (4.0% of compensation for highly compensated employees). Eligible employees were employed on or before July 1, 1999 and are actively employed at December 31 of each calendar year. In addition, the participant must have enrolled in the Plan on or before December 31, 1999 and continuously contributed at least 3% of compensation to the Plan.

       (c)    PARTICIPANTS' ACCOUNTS

              Individual accounts are maintained for the participants and are credited for their contributions and the Company's contributions. The accounts are further adjusted for Plan fees and investment income or losses.

                                                                     (Continued)

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (d)    VESTING

              Participants are 100% vested in their contributions and net value changes thereon. For employees hired subsequent to July 1, 1999, or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is less than 25% vested, the Company's contributions vest on an increasing percentage basis as follows:



                                                                       VESTING
                                   YEARS OF SERVICE                   PERCENTAGE
                        -------------------------------------     ------------------
                        Less than 3                                          0%
                        3 or more                                          100%




              For employees of the Company as of July 1, 1999 or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is at least 25% vested, the Company's contributions vest on an increasing percentage basis as follow:



                                                                   VESTING
                                YEARS OF SERVICE                  PERCENTAGE
                        ------------------------------------   ------------------

                        Less than 2                                    0%
                        2 but less than 3                             25%
                        3 or more                                    100%


       (e)    DISTRIBUTIONS

              Participants are entitled to distribution of their accounts upon retirement, termination of employment, hardship, in the event of death, or certain in-service distributions at age 65. Payments are made in a single lump-sum payment when directed by the participant. A participant may roll over their account balance directly into an eligible retirement plan. In the case of death, the participant's entire account balance will be paid to the participant's beneficiary.

       (f)    PARTICIPANT LOANS

              With the consent of the Trustee, loans are permitted to all Plan participants. In the aggregate, the amount of a participant's loan cannot exceed 50% of the present value of the participant's vested accrued benefit or $50,000, whichever is less. Loans must be adequately secured and bear interest at a reasonable rate as determined by the plan administrator. The Plan provides for repayment of loans over a reasonable period of time not to exceed four years, except that a longer period is allowed for loans used by participants to acquire their residence.

       (g)    FORFEITED ACCOUNTS

              According to the summary plan description, for participants who have terminated employment, the nonvested portion of the Company matching contributions is used to reduce Plan expenses. Any remaining forfeitures may be used to reduce employer contributions. Total forfeitures, including earnings thereon, of $38,980 and $35,940 were used to pay Plan expenses in 2002 and 2001, respectively.


                                                                     (Continued)

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (h)    ADMINISTRATIVE EXPENSES

              Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Parent Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange.

              Securities transactions are accounted for on the trade date. Participant loans are carried at cost which approximates fair value.

              The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedule.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       (e)    RECLASSIFICATIONS

              Certain balances in the prior year have been reclassified to conform with the current year presentation.

       (f)    FAIR VALUE OF FINANCIAL INSTRUMENTS

              The Plan's investments are stated at fair value. In addition, the Administrative Committee of the Plan believes that the carrying amount of receivables/payables is a reasonable approximation of the fair value due to the short-term nature of these instruments.


                                                                     (Continued)

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)    FEDERAL INCOME TAXES

       The Internal Revenue Service has determined and informed the Company by a letter dated July 16, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, all participants would become 100% vested in Company contributions and earnings thereon.

(5)    INVESTMENTS

       The Plan's investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the investments of the Plan follows:

       - The Home Depot, Inc. Common Stock Fund - Funds are invested in common stock of The Home Depot, Inc.

       - Barclay's Global Investors Equity Index Stock Fund - Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

       - Dodge & Cox Stock Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies that the Fund's managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

       - IRT Core Balanced Fund - Funds are invested in shares of a registered investment company that invests in a combination of equity and fixed income securities.

       - Putnam New Opportunities Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

       - T. Rowe Price Science & Technology Fund - Funds are invested in shares of a registered investment company that invests in the common stocks of companies which generate growth primarily through new technological developments.

       - T. Rowe Price Small Cap Stock Fund - Funds are invested in shares of a registered investment company that invests in common stocks of smaller, faster-growing companies that are believed to offer strong potential earnings growth or are undervalued.

       - Templeton Foreign Fund - Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

       - Primco IRT Stable Value Fund - Funds are primarily invested in short-term debt obligations that mature within one to three years.


                                                                     (Continued)

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, 2002 and 2001 are as follows:




                                                                 2002               2001
                                                           ---------------    ---------------
The Home Depot, Inc. Common Stock                          $     2,640,395          3,374,208
The Home Depot, Inc. Common Stock Fund                             903,151          1,240,744
Barclay's Global Investors Equity Index Stock Fund               1,223,502          1,402,884
Primco IRT Stable Value Fund                                     2,374,082          2,131,996
Putnam New Opportunities Fund                                      632,091            803,991
T. Rowe Price Science & Technology Fund                            981,802          1,593,747


       During 2002 and 2001, the Plan's investments appreciated (depreciated) in fair value as follows:



                                                                 2002                2001
                                                           ---------------     ---------------

Net (depreciation) appreciation in fair value:
     Registered investment companies                       $    (1,316,031)         (1,622,522)
     The Home Depot, Inc. common stock                          (3,181,510)            511,792
                                                           ---------------     ---------------
                 Net depreciation in fair value            $    (4,497,541)         (1,110,730)
                                                           ===============     ===============


(6)    INVESTMENT IN MASTER TRUST

       Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and the assets of The Home Depot FutureBuilder sponsored by the Parent Company. As discussed in note 8, assets of The Home Depot FutureBuilder for Puerto Rico were transferred into the Master Trust on April 1, 2002. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was less than 1%.


                                                                     (Continued)

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       Summarized financial information of the Master Trust as of December 31, 2002 and 2001 is as follows:





                                                                  2002                2001
                                                           ----------------    ----------------
Assets:
     Investments                                           $  1,218,130,415       2,069,938,920
     Receivables:
        Employee contributions receivable                         1,821,134              34,049
        Employer contributions receivable                         3,633,115             690,296
        Other receivable                                            443,168             325,339
                                                           ----------------    ----------------
                 Total receivables                                5,897,417           1,049,684
                                                           ----------------    ----------------
                 Total assets                                 1,224,027,832       2,070,988,604
                                                           ----------------    ----------------
Liabilities:
     Accrued liabilities                                             81,019              17,877
     Payable to broker                                            2,770,796                  --
                                                           ----------------    ----------------
                 Total liabilities                                2,851,815              17,877
                                                           ----------------    ----------------
                 Net assets available for benefits         $  1,221,176,017       2,070,970,727
                                                           ================    ================


       Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2002 and 2001 is as follows:


                                                                                2002                2001
                                                                          ---------------     ---------------

Investment income (loss):
     Net (depreciation) appreciation in fair value of investments         $  (941,057,070)        146,689,290
     Dividends and interest income                                             16,836,110          11,123,625
                                                                          ---------------     ---------------
                 Total investment income (loss)                           $  (924,220,960)        157,812,915
                                                                          ===============     ===============


(7)    RELATED PARTY TRANSACTIONS

       Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Parent Company. At December 31, 2002 and 2001, the Plan held a combined total of 147,894 and 90,472 shares valued at approximately $23.96 and $51.01 per share, respectively. As the Parent Company of the Plan Sponsor, these transactions qualify as party-in-interest.

       Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.




                                                                     (Continued)
                                       9

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(8)    PLAN AMENDMENTS AND OTHER PLAN CHANGES

       On November 21, 2001, the Administrative Committee of The Maintenance Warehouse FutureBuilder adopted an amendment to bring the plan in compliance with the General Agreement on Tariffs and Trades as amended in 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively known as GUST).

       Also, on November 21, 2001, the Administrative Committee of The Maintenance Warehouse FutureBuilder adopted an amendment to allow the Company to take advantage of provisions in the Economic Growth and Tax Relief Reconciliation Act of 2001 expanding the circumstances under which a corporation may deduct dividends paid to an ESOP.

       Effective January 1, 2002, the Plan was amended to increase the maximum percentage of pretax contributions that participants can contribute each year to the Plan from 15% to 50% of eligible pay (subject to other Plan limitations).

       Effective February 1, 2002, the investment committee of The Maintenance Warehouse FutureBuilder replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The investment committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

       Effective April 1, 2002, the assets of The Home Depot FutureBuilder for Puerto Rico were added to the Master Trust. Three defined contribution plans of the Parent Company and its subsidiaries are in one Master Trust.

(9)    SUBSEQUENT EVENT

       Effective March 3, 2003, the investment committee of The Maintenance Warehouse FutureBuilder replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.



                                       10

                                                                      SCHEDULE 1

                    THE MAINTENANCE WAREHOUSE FUTUREBUILDER
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                                                                                                      CURRENT
                    IDENTITY OF ISSUE                                    DESCRIPTION OF INVESTMENT                     VALUE
--------------------------------------------------    -------------------------------------------------------   -------------------

*    The Home Depot, Inc. Common Stock                   110,200    shares of common stock                      $     2,640,395

*    The Home Depot, Inc. Common Stock Fund               37,694    shares of common stock                              903,151

     Barclay's Global Investors Equity Index
        Stock Fund                                        48,188    shares of registered investment company           1,223,502

     Dodge & Cox Stock Fund                                2,371    shares of registered investment company             208,799

     IRT Core Balanced Fund                               61,694    shares of registered investment company             545,373

     Putnam New Opportunities Fund                        22,233    shares of registered investment company             632,091

     T. Rowe Price Science and Technology Fund            78,986    shares of registered investment company             981,802

     T. Rowe Price Small Cap Stock Fund                    4,477    shares of registered investment company              95,993

     Templeton Foreign Fund                               56,829    shares of registered investment company             472,252

     Primco IRT Stable Value Fund                      2,374,082    shares of registered investment company           2,374,082

     Participant loans                                              Loans with interest rates ranging from
                                                                      5.75% to 10.5% and maturity dates
                                                                      through January 31, 2018                          666,932
                                                                                                                ---------------
                                                                                                                $    10,744,372
                                                                                                                ===============


*    Indicates party-in-interest to the Plan.

See accompanying independent auditors' report.

                                 EXHIBIT INDEX

Exhibit Number             Description
--------------             -----------
23                         Consent of KPMG LLP
99                         Section 906 Certification